Filed by ABX Air, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ABX Air, Inc.

Commission File No. 333-105137

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On July 15, 2003, we presented a video presentation to the ABX Air, Airborne Express and Sky Courier employees regarding the Transaction. A transcript of the video presentations follows.

Airborne Express

Chairman’s Update Merger

July 2, 2003

Wendy McGraw:

Welcome to the Chairman’s Merger Update. I’m here with Carl Donaway to discuss the latest on the DHL/Airborne transaction. So let’s get started.

Carl, the merger is obviously moving forward. And the last time we spoke we were waiting for our filings to take place. What’s the status of that now?

Carl Donaway:

Well, they’re moving forward. We have done our filing with the Securities and Exchange Commission, the SEC. And they’re working with us right now in the preparation of the proxy. Now, the proxy is the ballot, if you will, that goes to our shareholders explaining the transaction and asking for their vote. So that’s moving forward.

The Department of Transportation filings will occur shortly. And our anti-trust filings with the Department of Justice have already been made.

Right now we would anticipate our proxies, those ballots and those explanations, should go to our shareholders very soon. And we anticipate a shareholders’ meeting to be held on August 14th where we’ll actually get the results of the shareholder vote.

Wendy McGraw:

What about Fed Ex and UPS? Are they really going to be able to stop this deal?

Carl Donaway:

And the short answer is “no.” I don’t think there’s a chance in the world. Our transaction is very clean, very straightforward. Keep in mind, we’re a holding company. We own two or three companies and we’re selling one of those companies, Airborne Express, which is the ground operation. Our shareholders will continue to retain ownership of the airline.

So the big issue always is what’s the citizenship of the owners of an airline, a U.S. airline? In this case, it’s straightforward; it will be U.S. shareholders. So I don’t think that there is going to be an issue.

With that said, Fed Ex and UPS are going to work as hard as they can to try to convince members of Congress, and regulators, and the public that there’s an issue here when, in fact, there is not. And they’ve only got one motivation – that’s to eliminate competition in the United States.

They’re a duopoly. They’ve got over 80% of the market and they want to keep that 80% and they will do whatever it takes to retain it.

Wendy McGraw:

Have we begun talking with DHL yet about future plans?

Carl Donaway:

Yes, we have at a very high level, particularly with areas that have long lead times. If you look at our systems, ITS, we’ve got to look at how we’re going to build the systems that bridge us between the two companies, which boxes, which computers we’re actually going to run our systems on. And it’s a very complex issue and it takes a long time to resolve those issues, so we’re moving forward on that.

We’re also moving forward on a lot of the industrial engineering pieces, about how we’re going to use technology, the scanner technologies and the metering devices and the customer locations – all that has got to be harmonized between the two companies so that at a point of integration, we can go forward. And all of those have got very long lead times.

We’ve also got a lot of conversations going on between our financial groups because we’ve got to have common accounting as we go forward.

So they’re relatively high level. Most of them are very specific to technology and the staff functions. We really have not gotten into looking at the in-depth integration planning, which I’ve said in previous communications will occur after the merger takes place.

Wendy McGraw:

There’s been a lot of talk about the sales force. Can you discuss what’s happening there?

Carl Donaway:

Well, the sales force of both companies, both sales forces are critical to success of our mutual organizations before the merger. Right now, we need our sales force to keep doing all the wonderful things that they do, as well as after the merger.

Now if you look at the competitive situation – Fed Ex and UPS have a combined sales organization of about 5,000 people. Right now, we have 450 people and DHL has roughly 400. So in rough numbers, we have about 20% of the selling power of our biggest competitors out there. We’re going to need every qualified selling person now, and we’re going to need every qualified selling person as we go forward.

If you’re hitting your numbers, if you’re managing your territory, we’re going to need you. And keep in mind that the purpose of doing this merger is to grow our business. We want to be in the small and medium-sized segments. We want to be more aggressive than we’ve ever been before. So we’re going to need our sales people now, we’re going to need them in the future.

I should also point out that in my discussions with DHL, their plan is to build the brand in the United States by making enormous investments in advertising and things that will help us build the brand to make it more successful as we go forward, and to make the selling process more flexible, more urgent, more credible. So it ‘s all the kinds of things that our sales force has been looking for for years. They’re going to get them as a result of this.

Wendy McGraw:

Well, that’s really good news for the sales people, but to be honest, what about the rest of us?

Carl Donaway:

Well, in every communication I’ve had so far I’ve stressed the fact that we’re going to be growing the business and that this is going to create a lot of new opportunities for all of our employees.

I was recently in Istanbul, Turkey. I was invited to attend the DHL worldwide management meeting that was held there about a month ago. And it was really exciting because management from all over the world came up to me to say we are so excited about fixing our problem in the United States, having a credible brand, having credible marketshare. This is just going to be absolutely wonderful. But what also came out of these conversations is that they’re anxious for our people to accept positions around the world. They’re asking do you have people who would like to work in Hong Kong? Do you have people who would like to work in our French offices? And so they’re viewing this not as a U.S. operation or a U.S. opportunity, they’re viewing us as a part of a global network with global opportunities for our employees.

And if you look at Airborne as a stand-alone corporation, clearly, the bulk of our focus is on the domestic operations. If you look at DHL, the bulk of their focus is on a global operation. So I’m extremely excited about the opportunities for all of our people, as we become part of a global network.

Wendy McGraw:

What are we hearing from our customers?

Carl Donaway:

Well, the customers are really excited about this. More and more of our customers are focusing on our business from a global perspective. They’re not just looking at the U.S. or the offshore operations separately. They’re saying we’ve got to be able to have a global logistics capability and we view our business as one unit as opposed to multiple units.

With that said, there is some concern or perhaps anxiety about how we’re going to integrate the companies, but I think we’ve been able to explain to them that this going to be a very straightforward, methodical process. We’re going to ask for their input. We’re going to involve customers in that process. And we’re only going to integrate things when we’re certain that the planning is well founded, has been well communicated, and that we can execute flawlessly.

So with that said, we’re signing up a lot of new customers who are taking advantage of the fact that the combined companies will offer them a tremendous value proposition as we go forward. They want to be part of it. And so while there may be some anxiety about how we would integrate, they’re stepping over that line saying we trust that the two companies will do an outstanding job and we want to sign on right now. So I think that the customers are really embracing this.

Wendy McGraw:

This is all exciting news. Is there anything else you’d like to add? Anything that we can be doing?

Carl Donaway:

Well, first off, I want to say thank you. The productivity is an all-time high. Service levels are at an all-time high. Cost control is good. So all the things I’ve asked of our people to continue to manage the business in a very professional and efficient manner, you’re doing that and you’re doing extremely well.

So I want to thank you for all of your efforts and, again, say that I’m very excited about this merger, and I think it’s going to be a very good opportunity for all of us. Thank you very much.

Wendy McGraw:

Thank you so much for your time, and we’ll see you again in about a month.

Forward-Looking Statements

Except for historical information, the matters discussed in this video contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Airborne’s amended preliminary proxy statement/prospectus filed on June 18, 2003. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

On June 18, 2003, Airborne filed an amended preliminary proxy statement/prospectus with the Securities and Exchange Commission Information in connection with the transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED BY AIRBORNE WITH THE SECURITIES AND EXCHANGE COMMISSION (WHEN THEY BECOME AVAILABLE). The proxy statement/prospectus and other documents (when they become available) may be obtained free of charge at the SEC’s website (www.sec.gov) or by contacting Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the preliminary proxy statement/prospectus.